FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 30th April 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND CONNECTED PERSONS

Date of Notification:	30 April 2010
Today’s date:	30 April 2010
Name of Issuer:	Royal Dutch Shell plc
Date of transaction:	29 April 2010
Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Name of Directors:

Directors who have interests in employee share plans (names listed below)

Nature of the transaction:

The delivery of vested Award of Royal Dutch Shell plc (RDS) under the Performance Share Plan (PSP)

Consideration for the transaction:

No consideration has been paid by the relevant Director for the delivery of the vested Award.

Class of security:

Royal Dutch Shell Class B – ordinary shares (“RDSB”)

DIRECTOR

Simon Henry	18,447 RDSB (listed on London Stock Exchange)

The PSP is a performance based share plan under which a conditional award of shares (“performance shares”) is made. The actual number of performance shares vested takes into account the performance of the Company over the relevant performance period plus dividends accrued in the form of shares (“dividend shares”) on the vested amount from award to vest. The vested amounts disclosed are prior to any deductions made in respect of applicable withholding tax and other deductions. Further details of the PSP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2009.

Name of contact:	Mark Edwards
Phone number of contact:	020 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 30 April 2010